(212) 818-8881	(212) 818-8638 email address jgallant@graubard.com

May 20, 2014

VIA FEDERAL EXPRESS AND EDGAR

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Amendment No. 1 to Registration Statement on Form S-3 on Form S-1
Filed April 28, 2014
File No. 333-193882

Dear Ms. Long:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2014, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-3 on Form S-1 (“Registration Statement”).

Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Edward M. Kelly.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

May 20, 2014

General

1.	We have reviewed your response to comment two in our letter dated March 10, 2014. As noted previously, you were a shell company before your merger transaction on December 20, 2013. Securityholders who received securities from you when you were a shell company are considered underwriters in connection with any resale of those securities until one year from the date Form 10 information has been publicly filed, as specified in Rule 144(i). Accordingly, please identify such securityholders as underwriters in the registration statement. Additionally, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. Please revise your registration statement accordingly or remove these shares from the registration statement.

Respectfully, we continue to disagree with the Staff’s statement that securityholders who received securities from the Company when it was a shell company are deemed underwriters in connection with any resale of those securities, particularly a registered resale of such securities.

Rule 144 Does Not Apply to Registered Offerings

We acknowledge that the safe harbor provided by Rule 144 is not available to the Company’s securityholders until the conditions of Rule 144(i) have been satisfied. However, the Staff’s reference to Rule 144 in this situation is incongruous as Rule 144 does not have any application to registered offerings. “The Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.” SEC Release 33-8869, 6 (2007). The rule has no application here where the Selling Securityholders are not seeking to rely on the Section 4(a)(1) exemption, but instead will offer their securities pursuant to an effective registration statement covering their securities.

Rule 144 Does Not Create a Presumption of Underwriter Status

The Staff cites Rule 144(i) as support that securityholders who received securities from the Company when it was a shell company are considered underwriters in connection with any resale of those securities until the conditions of Rule 144(i)(2) are met; however, Rule 144(i) states no such thing. Rule 144(i)(1) provides that the rule is not available for the resale of securities initially issued by a shell company or a former shell company. Rule 144(i)(2) goes on to provide an exception to the general prohibition of Rule 144(i)(1) such that securities of a former shell company may be sold pursuant to Rule 144 if certain conditions are met, including, as the Staff notes, that Form 10 information was filed at least one year prior to the proposed sale. No part of Rule 144(i) creates a presumption that securityholders who received securities from a shell company are considered underwriters for any future resale of securities and no part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is deemed an underwriter in connection with any future resale. As noted above and in the preliminary note to Rule 144, Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). The rule is silent respecting registered resale offerings such as this one.

Securities and Exchange Commission

May 20, 2014

If the Commission’s intent was to make securityholders who receive securities from a shell company underwriters in connection with any resale of those securities, including registered resales of such securities, until the conditions of Rule 144(i)(2) have been met, the Commission would have adopted an explicit “presumptive underwriter” provision that applies to every resale of securities by such persons. The absence of such rule undermines the Staff’s position, particularly since the Commission has explicitly adopted rules regarding presumptive underwriter status of shell company securities in other circumstances (i.e., securities received by affiliates in a Rule 145(a) transaction).

There is No Legal Authority for the Staff’s Stated Conclusion

In responding to the Staff’s comment, we have discovered that the Staff has informally taken a similar position in comment letters issued upon review of other former shell company registration statements. However, the Staff has not cited any legal authority on which it relies to make this statement, except for Rule 144(i) which, as discussed above, does not support the Staff’s conclusion. Rulemaking through informal Staff interpretations buried in comment letters leaves issuers and counsel without confidence that they can rely on laws and regulations as written.

The Staff’s Unsupported Conclusion will Lead to Significant Penalties Being Imposed on the Company

The Company made commitments to certain of the Selling Securityholders that it would have an effective registration statement covering the resale of their securities by June 1, 2014, or incur monetary penalties from such date until a resale registration statement covering such securities is declared effective. The Company’s commitments were based on the existing securities laws and regulations, none of which provide for, or even suggest, the bright line rule recited by the Staff in reliance on Rule 144(i). The Staff’s unsupported position, then, will result in the Company incurring penalties for at least six months until the conditions of Rule 144 can be satisfied and the registration statement be declared effective.

For the reasons stated above as well as in our initial response, we continue to believe that upon consideration of the relevant facts and the test set forth in prevailing compliance and disclosure interpretations, the Selling Securityholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and will be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis.

Securities and Exchange Commission

May 20, 2014

December 2013 Agreements

We further submit that even if securityholders who received securities from the Company when it was a shell company are considered underwriters in connection with a registered resale of those securities until one year from the date Form 10 information has been publicly filed as the Staff asserts, the Selling Securityholders listed under “Acquisition of Resale Securities—December 2013 Agreements” received their securities from the Company and its affiliates after the consummation of the merger. Accordingly, these securities were acquired by such non-affiliate Selling Securityholders when the Company was no longer a shell company, and therefore, these Selling Securityholders should not be deemed underwriters under the bright line rule the Staff seeks to impose. The resale of these securities, therefore, should be permitted to be conducted on an “at-the-market” basis.

2.	We have reviewed your response to comment two in our letter dated March 10, 2014 relating to the resale of the shares held by Energy Holding Corporation. Because Energy Holding Corporation is an affiliate who received its securities in a transaction specified in Rule 145(a), it is considered an underwriter with respect to any resale of such securities. Please revise the registration statement to identify Energy Holding Corporation as an underwriter in the registration statement and include the fixed price at which Energy Holding Corporation will sell the securities. Alternatively, please remove these shares from the registration statement.

In response to the Staff’s comment respecting the application of Rule 145(c) to Energy Holding Corporation’s ordinary shares received in connection with the merger transaction, the Company is no longer seeking to register the resale of 23,567,141 ordinary shares held by Energy Holding Corporation.

Prospectus Summary, page 1

The Offering, page 5

3.	We note your response to comment five of our letter dated March 10, 2014 and that you have excluded certain shares from the total amount of shares and warrants being offered by selling securityholders because such shares and warrants may never be outstanding. To the extent that you continue to register the resale of such shares and warrants, these securities should be included in the total number of securities being offered by selling securityholders. Please revise your disclosure accordingly.

We have revised the disclosure on page 5 of the prospectus as requested.

Securities and Exchange Commission

May 20, 2014

Selling Securityholders, page 45

4.	Footnote (21) in the Early Bird Capital, Inc. tabular row appears to be inadvertent. We note that the same footnote appears in the Energy Holding Corporation tabular row. Please revise.

We have revised the footnotes accordingly.

5.	We are unable to locate where you placed footnote (22) in the Energy Holding Corporation tabular row. Similarly, we are unable to locate to which tabular rows footnotes (38) and (39) relate. Please revise.

As each of former footnotes (22) and (39) related to Energy Holding Corporation and its securities, we have removed such notes from the table entirely. Former footnote (38) – now footnote (36) – relates to the Selling Securityholders, Child Trust f/b/o Francesca Weil u/a dated March 4, 2010 and Child Trust f/b/o Alexander Weil u/a dated March 4, 2010. The notation appears in the same row as each such Selling Securityholder in the table.

Undertakings, page 85

6.	Since the Rule 430B undertaking required by Item 512(a)(5)(i) of Regulation S-K is inapplicable to this registration statement, please remove (4)(i)(A)(B) on page 86 from the undertakings. Similarly, please remove the undertaking under (b) on page 87.

We have removed the specified undertakings as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Jeffrey M. Gallant

cc:	Messrs. Joaquin Fernandez and Jose Daes